

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 9, 2016

W. Rodney McMullen
Chairman of the Board and Chief Executive Officer
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202

    Re: **The Kroger Co.**
           Form 10-K for Fiscal Year Ended January 30, 2016
           Filed March 29, 2016
           File No. 1-303

Dear Mr. McMullen:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ William H. Thompson

                                    William H. Thompson
                                    Branch Chief
                                    Office of Consumer Products